HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585
                         TSX Venture: HTP / OTCBB: HTPTF
                        Web Site: www.hiltonpetroleum.com

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NEWS RELEASE                                                    October 17, 2002
                             REPORT TO SHAREHOLDERS

In conjunction with the Company's upcoming Annual General Meeting, to be held November 14, 2002, Mr. Don Busby, CEO of the Company, provides this Report to Shareholders for the year ended May 31, 2002 and through October 15, 2002.

Before the Company determines to participate in an oil and gas prospect, an assessment is made of both risks and returns. The Company, given the nature of the oil and gas business, expects that there will be difficulties, problems and failures but at the same time, some return is anticipated. The Company's recent oil and gas drilling programs in California have been major disappointments in that there have been no returns, of substance, from the Company's participation.

During the past year the East Lost Hills ("ELH") joint venture has focussed on the completion of drilling and testing of the ELH #4 and #9 wells. The Company, due to financial constraints and lack of investor confidence in the ELH prospect, determined it was in the Company's best interest to farm out its interest in the ELH #4 and #9 wells to other members of the joint venture. Under the terms of the agreement, the Company's share of drilling, testing and completing the ELH #4 and #9 wells are paid by other participants in the project and in return, they assumed our working interest in these wells until 300% of the costs are recovered from revenues from these wells. Subsequent to year end, testing of these wells commenced. As of this writing the Company has not had any formal report from the operator on the testing completed to date.

Operations at ELH have been complicated not only by the difficult technical operating environment but also by the differences of technical opinion between the two major oil and gas companies participating in the prospect. As of this date, both ELH #4 and #9 wells are suspended pending a consensus from the participants as to what should be done next.

Subsequent to May 31, 2002, the regional California exploration program was completed with the re-drill of the Basil well. Gas was encountered during testing of zones of interest at 6,782 feet. Pressures were too low to make the well economic and a decision was made to plug and abandon the well.

During the year ended May 31, 2002, the Company, through its 80% owned subsidiary, finalized a series of agreements with Eyekon Technologies Inc.
("Eyekon"), a private Canadian company. Eyekon has developed a proprietary simulation and artificial intelligence technology that uses real-time data within non-linear simulated environments to determine optimum responses. The Company's subsidiary, A. I. Solutions Inc. ("AIS"), is pursuing several applications utilizing this technology. AIS has developed and is marketing a hazard response simulation software package. In addition, AIS is currently developing a unique health and fitness simulation software program, assessing and outlining a scope study to develop software capable of simulating the human body and its biological systems, and assessing and outlining a scope study to develop a 3-D visualization and simulation software tool to assist and optimize the "design-build-test" cycle of fuel cell development. AIS has established a management team headed by Mr. Des O'Kell. The human body simulation software development team is headed by Mr. Jeff Modesitt. A number of government grant programs, both in Canada and the U.S.A., are available and applications are being made. The Company, however, has determined that financing for AIS' activities should also be pursued from outside investors. AIS is pursuing outside investment which will result in a dilution of the Company's shareholding to less than 50%.

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Hilton Petroleum Ltd.
October 17, 2002
Page 2


Subsequent to year end, the Company completed a letter of intent to acquire two gold properties - one in the People's Republic of China and one in Mongolia. Technical and legal due diligence is ongoing.

Subsequent to year end, approximately $2.2 million of the Company's outstanding debentures were converted into common shares. The Company still has about $1.4 million of debentures outstanding.

Management is recommending that a capital consolidation of ten old for one new be approved by shareholders. Management will assess the appropriate timing for implementation of this capital restructuring, however, we believe this will be required.

This concludes our report on what has been an extremely difficult year for the Company and for our shareholders.

Hilton's common shares are listed on the TSX Venture Exchange under the symbol "HTP" and, in the United States, on the OTC Bulletin Board as "HTPTF". Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com

ON BEHALF OF THE BOARD

"Donald Busby"
Donald W. Busby, Chairman

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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